INVEST IN **GETHEDGE**

Convert any portion of your pay to Bitcoin, Litecoin and Ethereum with GetHedge!



gethedge.io Brentwood TN

Technology | Fintech & Finance | B2B | Blockchain & Web3 | B2C

Highlights

1. GetHedge makes Dollar Cost Average (DCA) investing simple for even the newest crypto investor
2. Strong relationships with respected legacy payment systems and state of the art digital asset firms
3. Highly competitive conversion rates
4. Creating a decentralized neo-banking v2 app with web3, debit card & self custody functionality

Our Team



David Schwartz CEO, Co-Founder

Director of Strategic Partnerships, Litecoin Foundation Helped manage major Litecoin Foundation partnerships with Atari, UFC, Miami Dolphins, Glory Kickboxing and others. Retired 20 year Army & Air Force veteran.

Understanding, spending, buying and storing cryptos is still too daunting for the regular person! We want to make cryptocurrencies and digital assets easy, secure & fun. Individual financial sovereignty through decentralized finance is the future and we want to ensure users are provided fair & reasonable services through this transition.



Paul Bradley COO, Co-Founder

B2B embedded payments veteran PayCargo.com Brought first publicly traded bank into bitcoin dynamic settlements/Aliant Payments Fintech banking automation Open and closed loop payment expert



Joshua Sroge Chief Financial Officer

Former: Chief Accounting Officer for Shapeshift Current: Interim CEO for Binance.US Certified Bitcoin Professional Managing Partner of FireStoneCFO Partner at BXE Capital



Blake Rizzo Chief Legal Officer

Blockchain & Digital Security Attorney Exec. Director, Houston Blockchain Association Legal Advisor, Litecoin Foundation Co-Founder, Tour de Crypto



Craig Thornton Creative Director

Former Digital Marketing Manager, Litecoin Foundation Former Creative Consultant & Community Manager, joinhub.com Founder, Jetsetter Productions



Danielle Moinet Marketing & Social Engagement Advisor

LEAD INVESTOR



Mike Pappas Entrepreneur & Lead Investor

We invested in GetHedge.io for 3 primary reasons: 1- The Founders. We've watched them work behind the scenes for the past 3+ years on growing and developing a product that is user friendly AND consumer first. They've fought for GetHedge.io's success and shown the highest levels of integrity every step of the way. 2- The Product. GetHedge.io phase 1 is the most customer first product we've seen for crypto purchasing. Low fees, high education and a solid business model. We've watched the GetHedge.io pass up "fast money" to build an ecosystem that keeps the consumer first. This philosophy leads to faster crypto adoption and positions GetHedge.io to EXPLODE as we enter the next cycle. Period. 3- Track Record. We've watched the GetHedge.io team execute on every aspect of their phase 1 road map regardless of obstacles. When we read the roadmap for phase 2, I have zero question if they will deliver. Our only questions were how big will they get and how much can we invest with them?! We believe GetHedge.io is at the intersection of the future of money and banking!!! Invest with GetHedge.io to keep crypto tech decentralized, make new user adoption easy and seamless and be a part of launching the next generation of banking! Let's GOOO!!!!

Invested $100,000 this round



Bachelors in Marketing from East Carolina University 2.7 mln followers combined on Twitter & IG
Former WWE Superstar (Summer Rae)



Joshua Hughes Administrative Assistant, Minority Owner

How GetHedge Came To Be

Cryptocurrencies are exciting and can be very profitable. But they can also be confusing and cumbersome for those new to the space. Having worked in the cryptocurrency ecosystem for a number of years, we decided to break down some barriers and provide an easier (and hopefully cheaper) way for people to buy, move and self-custody their Bitcoin, Litecoin and Ethereum as they wish.

Keeping It Simple, Fun and In Your Control!


GETHEDGE.IO

Enrolling in and using a cryptocurrency exchange can be intimidating and arduous. GetHedge, takes a lot of the guesswork out of not only buying cryptocurrencies, but how to have them easily sent automatically to any wallets a crypto investor, trader, or spender may have.

Hal the Hedgehog, GetHedge's loveable mascot, is always there to help. Hal is named after the iconic Hal Finney, one of the major early contributors to developing the Bitcoin protocol and receiver of the first Bitcoin transaction from Satoshi Nakamoto himself. Hal guides you through the different aspects of cryptocurrencies and how to get the most out of Hedge.

GetHedge is a strong supporter of individual financial sovereignty and the ability to self-custody one's own financial assets. This is why we created an automated income converter and sending engine that keeps you in control of your hard earned money at all times.

Simple product, easy to use

Fancy bells and whistles only get you so far. If a consumer is able to get in, use a product, and get out...well, that's half the battle. GetHedge, is a simple product for a complex problem. People who want to simply 'set it and forget it' by having any portion of their pay automatically converted to crypto and sent to the wallets they desire, can do so. By keeping Dollar Cost Averaging easy, we make earning your pay in crypto easy, too!

Building For a Digital Future & Rewarding Users

The cryptocurrency and fintech spaces evolve quickly, and so must we!

We are currently working on Version 2 of GetHedge, empowering users with the following:

* Full neo-bank capabilities, including debit card and ACH offering

* Robust HAL rewards token program for dedicated GetHedge users

* Access to web3, NFT, staking and other decentralized digital asset services

* Larger offering of stablecoin and digital assets for conversion

By enabling our users to do even more with their money, GetHedge puts the user in full control!

How Will GetHedge Generate Revenue?

There are multiple revenue streams generated through the GetHedge Version 2 neo-banking app:

1. Transaction fees through fiat to cryptocurrency conversions and one-time or recurring purchases and trades

2. Pre-paid/debit card program available to Hedge users. We will also offer other companies the ability to launch debit card solutions through a white label program for their own platforms and users. Revenue is created from initial card launch costs and recurring transactions by users

3. A multi-layered approach to adding internal platform products over time

Experience GetHedge. Be A Part Of Something For Everyone!

Personal and initial investors in GetHedge have brought us this far.

In order to really make a difference, we're looking for like minded people who want to see crypto done easier, faster and cheaper.

When you invest in GetHedge, you link arms directly with people like Charlie Lee, the inventor of Litecoin, the team at Blockbank.ai and many others who have already made a commitment.

Living on the Hedge is a lifestyle choice. Consider not only living it, but owning a piece of it as well!

> ***forward-looking projections in our pitch deck cannot be guaranteed***

Downloads

Hedge Crowdfunding Deck 3 .pdf